Exhibit 99.1

IMMEDIATE	2 OCTOBER 2006

Royal & SunAlliance – Notice of Extraordinary General Meeting to amend Articles of Association

Further to the announcement made on 28 September 2006, Royal & Sun Alliance Insurance Group plc (R&SA) confirms that a circular relating to proposals to amend R&SA’s Articles of Association to enable it to terminate its US Securities and Exchange Commission registration has today been posted to shareholders. It contains the notice of an Extraordinary General Meeting (EGM) of R&SA. Shareholders will be asked at the EGM to consider and, if thought fit, to approve a resolution authorising R&SA to change its Articles of Association to include provisions conferring upon the Board the power to require any US holder to sell their securities and restrict the number of US holders. This will enable R&SA to reduce the numbers of US holders to less than 300 and thereby terminate its US registration and suspend its reporting obligations to the US Securities and Exchange Commission.

The EGM will be held on Thursday, 26 October at 9.30 a.m. at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

Copies of this circular are and will remain available for inspection at the registered office of R&SA at 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD and at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY during business hours on any business day with effect from today and up to and including the date of the EGM.

Copies of this circular are also available for inspection at the UK Listing Authority’s Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

--ENDS--

For further information:

Andrew Wigg	Luke Thomas
Investor Relations Manager	Deputy Group Company Secretary
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7111 7032

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD
Telephone +44 (0)20 7111 7136  Facsimile +44 (0)20 7111 7451